

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

Via E-mail
Ms. Pamela Dawn Tesluck
President and Chief Executive Officer
Yukonic Minerals Corp.
593 Polson Avenue
Winnipeg, MB R2W 0P1

Re: Yukonic Minerals Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 10, 2011
File No. 333-171470

Dear Ms. Tesluck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment three in our letter dated April 14, 2011 and the related revisions in your filing on page 15 noting that you "have not yet commenced operations beyond developing a business plan." Please revise to remove the implication that your business plan is complete and state, such as you do in the second paragraph on page 5, that you "have not yet commenced operations and [you] have primarly undertaken only organizational activities."

2. We note your response to comment five in our letter dated April 14, 2011. Please also state whether (a) those responsible for Ms. Tesluck's connection with Yukonic Minerals Corp. and (b) any others who participated in the preparation of the prospectus disclosure in the registration statement have any experience in the marketing or sale or creation of a start-up mining or other new companies for the purpose of engaging in a reverse

acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission. As applicable, please describe the particulars to us in necessary detail.

Summary, page 5

3. We note your response to comment seven in our letter dated April 24, 2011 that the discrepancy in the third to last paragraph on page 5 has been revised. However, it does not appear that any revision has been made. Please revise to state, if true, that there are 1,350,000 shares of common stock issued and outstanding as of the prospectus date.

Description of Business, page 15

General, page 15

4. We note your response to comment 11 in our letter dated April 14, 2011 and the related revisions in your filing in the first paragraph on page 16 that you "will require additional financing in order to the [sic] initial phase of exploration of the property to determine…" Please clarify this statement.

Our Planned Exploration Program, page 19

5. We note your statement that you anticipate commencing phase one of your exploration program in Spring of 2011. Please update your disclosure to provide for the activities discussed in the second paragraph on page 21.

6. We note your response to comment 14 in our letter dated April 14, 2011 and the related revisions in your filing. The added disclosure appears to only address phase one of your exploration program. Please enhance your disclosure to detail the steps you intend to take to initiate and execute phases two and three of your planned exploration program. To the extent you do not know this information, please clearly state so in your filing.

Financial Statements, page 29

General

7. We note your filing includes unaudited interim financial statements for the period ended December 31, 2010. Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Balance Sheet, page F-12

8. Please note that your interim financial statements should include a balance sheet as of the end of the preceding fiscal year. Please revise. Please see Rule 8-08 of Regulation S-X.

Part II Information Not Required in the Prospectus, page 30

Indemnification of Directors and Officers, page 30

9. We note your response to comment 22 in our letter dated April 14, 2011 and the related revisions in your filing. Please reconcile the last full paragraph and related four bullet points on page 30 with Article IX of your Bylaws.

Please contact Robert Carroll, Staff Accountant, at (202) 551-3362 or Ethan Horowitz, Accounting Branch Chief, (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Dean Law Corp.